Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio)

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Three Months
Ended
June 30, 2013

Loss from continuing operations before income taxes	$(157)

Adjustments:
Interest expense	47
Interest component of rental expense (1)	12
Amortization of capitalized interest	-
Loss from continuing operations as adjusted	$(98)

Fixed charges:
Interest expense	$47
Interest component of rental expense (1)	12
Capitalized interest	-
Total fixed charges	$59

Ratio of earnings (loss) to fixed charges	(1.67)

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.